Genius Sports Group Analyst Day Presentation January 2021 Filed by Galileo NewCo Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between dMY Technology Group, Inc. II (“dMY”) and Maven Topco Limited together with its subsidiaries including Genius Sports Group Limited (the “Company”) through a newly created holding company, Galileo NewCo Limited (“NewCo”). The information contained herein does not purport to be all-inclusive and none of dMY, the Company, NewCo or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company, NewCo or dMY. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of dMY, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, dMY’s, Company’s and NewCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination. For example, projections of the future enterprise value, revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY and its management, NewCo and the Company and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (as defined below) or any subsequent definitive agreements with respect thereto; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against dMY, the Company, NewCo, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of dMY, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of dMY or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company, NewCo or the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that dMY, the Company, NewCo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Business Combination; (12) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY’s final prospectus relating to its initial public offering dated August 17, 2020 and in dMY’s and NewCo’s subsequent filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form F-4 (the “Registration Statement”) relating to the Business Combination. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of dMY, the Company or NewCo undertakes any duty to update these forward-looking statements. Financial Information NewCo was incorporated on October 21, 2020 for the purpose of effectuating the Business Combination. NewCo has no material assets and does not operate any businesses. Accordingly, the financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of the Company for the periods presented. Except as otherwise disclosed, the financial information included in this Presentation has been presented in accordance with UK generally accepted accounting principles (“GAAP”). The Company’s historical financial information is prepared in accordance with UK GAAP and audited in accordance with the International Standards on Auditing (UK) (ISAs (UK)). Such information has not been presented in accordance with U.S. GAAP or audited in accordance with either Public Company Oversight Board (“PCAOB”) standards or generally accepted auditing standards in the U.S. UK GAAP differs in certain respects from U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the differences between UK GAAP and U.S. GAAP, and of how those differences might affect the financial information presented herein. We cannot assure you that, had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, and the regulations of the SEC promulgated thereunder or prepared in accordance with U.S. GAAP or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. The conversion of the Company’s financial statements into U.S. GAAP and an audit of the Company’s financial statements in accordance with PCAOB standards is included in the Registration Statement. Accordingly there may be material differences between the presentation of the financial information included in the Presentation and in the Registration Statement.

Disclaimer (cont’d) This Presentation includes certain financial measures not presented in accordance with U.S. or UK GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the conversion of the Company’s financial statements into U.S. GAAP and the audit of the Company’s financial statements in accordance with PCAOB standards, may impact how the Company currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with UK GAAP. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company’s fiscal years 2020 through 2022. Neither dMY’s nor the Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with UK. GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, dMY, NewCo and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither dMY nor NewCo nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c), (r) or TM symbols, but dMY, NewCo and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights Additional Information In connection with the proposed Business Combination, NewCo has filed the Registration Statement with the SEC which has not yet become effective. No securities may be sold nor may offers to buy be accepted prior to the time the Registration Statement is declared effective by the SEC. The Registration Statement includes a proxy statement/prospectus and certain other related documents, which are both the proxy statement to be distributed to holders of shares of dMY’s common stock in connection with dMY’s solicitation of proxies for the vote by dMY’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. dMY’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about the parties to the business combination agreement dated October 27, 2020 (the “Business Combination Agreement”) and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to dMY’s stockholders as of a record date to be established for voting on the Business Combination and other matters as described in the Registration Statement. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi, Chief Executive Officer, niccolo@dmytechnology.com. Participants in the Solicitation dMY and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY is contained in the Registration Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi. The Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Registration Statement.

Today’s Agenda 1 Transaction Summary & Timeline Niccolo de Masi, dMYII CEO Overview of Genius Sports Group Mark Locke, CEO Technology Overview Campbell Stephenson, CTO Business Model & Creating Customer Value Jack Davison, CCO Financial Overview Nick Taylor, CFO 2 3 4 5

Transaction Overview

Proposed transaction summary

genius sports + dMY Technology Group

- dMY Technology Group, Inc. II ("dMY II"), led by Niccolo de Masi and Harry You, is a publicly listed special purpose acquisition vehicle with ~$276 million in cash held in trust
- dMY II has agreed to combine with Genius Sports Group ("Genius"), valuing the company at a pre-money enterprise value of $1.4 billion[1]
- Fully distributed enterprise value of $1.52bn[2]
  - Attractive fully distributed multiples of 8.0x 2021F revenue and 6.4x 2022F revenue[3]
- Concurrent with this transaction, Genius and dMY II have raised $330 million in committed PIPE shares from select investors led by Caledonia Investments at closing
- Assuming no redemptions from dMY II's trust and a $330 million PIPE, pro forma for the transaction, Genius expects to have over $150 million of cash and a debt-free balance sheet to fund future growth

Illustrative sources and uses ($m)[4]

Sources		Uses	
Cash in trust[5]	$ 276	Cash to balance sheet	$ 152
Sellers' rollover equity	1,002	Sellers' rollover equity	1,002
PIPE	330	Existing debt paydown[6]	398
		Transaction fees[7]	56
Total sources	**$ 1,608**	**Total uses**	**$ 1,608**

Illustrative pro forma ownership at close[4]



Public Shareholders 16%
Sponsor 4%
PIPE Investors 20%
Genius 60%

[1] Represents pre-money enterprise value and does not incorporate transaction expenses or founder shares. Excludes unvested management incentive equity, including 8.5 million time and 3.1 million time plus performance based NewCo restricted shares. Vesting period ranges from 6 months up to 4 years following the closing of this transaction.
[2] Includes $69mm of founder shares issued and $56mm of estimated transaction costs.
[3] Based on fully distributed enterprise value of $1.52 billion.
[4] Assumes no redemptions from dMY II's trust account and $330 million PIPE. Excludes impact of dMY II warrants ($11.50 strike price). Full pro forma share count includes 27.6 million public SPAC shares, 33.0 million PIPE shares, 100.2 million shares to Sellers, 6.9mm founder shares, 9.2 million public warrants, and 5.0 million founder warrants. See following page for details.
[5] Cash in trust per 10Q filed September 18, 2020.
[6] Represents outstanding indebtedness for borrowed money and preferred stock of Genius held by funds advised by Apax Partners LLP and certain other shareholders.
[7] Expenses shown net of proceeds from affiliate loan repayment.

genius sports GROUP
6

Summary Pro Forma Shares Outstanding Note: Assumes no redemptions from dMY II’s trust account and $330 million PIPE. Excludes impact of dMY II warrants ($11.50 strike price). Full pro forma share count includes 27.6 million public SPAC shares, 33.0 million PIPE shares, 100.2 million shares to Sellers, 6.9mm founder shares, 9.2 million public warrants, and 5.0 million founder warrants 1 Vesting period ranges from 6 months up to 4 years following the closing of the combination between DMYD and GSG. 1

Identifying the Right Peer Set for Genius

	genius sports GROUP	Online B2B[3]	Info and Data Analytics[3]	Online Gaming[3]
EV / 2021 Revenue	8.0 x	22.7 x	11.4 x	16.9 x
2020-2022 Revenue Growth CAGR	28 %	25 %	7 %	45 %
EV / 2021 Revenue – Growth Adj.[1]	0.29 x	0.91 x	1.80 x	0.37 x
EV / 2021 EBITDA	20.1 x[2] (Based on illustrative steady-state multiple)	36.3 x	27.7 x	NA
EV / 2022 EBITDA	16.0 x[2] (Based on illustrative steady-state multiple)	31.2 x	25.1 x	NA
2020 – 2022 EBITDA Growth CAGR	120 %	23 %	10 %	NA
High Growth	✓	✓	✗	✓
Strong Competitive Position	✓	✓	✓	?
Clear Path to Profitability	✓	✓	✓	?
Favorable End Market Demographics	✓	✓	?	✓
Ecosystem "Traintracks"	✓	?	✓	✗

Source: Company filings, CapIQ and IBES estimates as of January 22, 2021 | Note: All illustrative multiples for Genius are based on a fully distributed enterprise value of $1.525 billion and management projections per page 45
[1] Growth adjusted revenue multiples calculated as EV / 2021 revenue multiple divided by 2020-2022 revenue growth CAGR divided by 100. | [2] EBITDA multiples based on 2021F and 2022F revenue, respectively, multiplied by illustrative steady-state EBITDA margin of 40%. Undadjusted EBITDA multiples for 2021 and 2022 are 43.6x and 22.4x respectively. | [3] Online B2B peers include Evolution Gaming Group. Info & Data Analytics peers include ZoomInfo Technologies, MSCI, CoStar Group, Tradeweb Markets, S&P Global, Verisk Analytics, Moody's, Clarivate, FICO, and FactSET. Online Gaming peers include DraftKings, Lancadia Holdings / Golden Nugget Online Gaming, dMY Technology Group / Rush Street Interactive, and PointsBet Holdings. Values represent median of peers.

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8

Overview of Genius Sports

Today’s Speakers Mark Locke Co-Founder & Chief Executive Officer Pioneer in the sports data industry Launched Betgenius in 2000 and in 2015 created Genius Sports Group (“Genius”) Nick Taylor Chief Financial Officer Joined Genius in 2019 Previously CFO at Wagamama Group; led public bond refinancing and company sale Has held senior finance roles in PE-backed businesses and UK PLCs Jack Davison Chief Commercial Officer Campbell Stephenson Chief Technology Officer Joined Genius in 2012 Led the Genius commercial team through unprecedented growth Responsible for all revenue and commercial partnerships across the group Joined Genius in 2009 Has worked in IT field for over 20 years with over 10 years focused on technology solutions for sports, media and betting industry

Genius – Powering the sports data ecosystem Our Business We collect official live sports data, and we provide that data and mission critical technology to sportsbooks which cannot run without it Our Mission To be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media Providing the highest quality data – accurate, official, secure, low latency Delivering scalable and critical technology to leagues, sportsbooks and brands 100% data integrity – all of our data is legally sourced Long term, low churn partnerships

The leading exclusive content and data provider...

genius sports GROUP

Data Acquisition

- ***Partner to sports leagues globally***
- Acquires exclusive, official rights to sports data from major leagues and federations
- Provides vital technology and services to smaller scale sports globally in exchange for official rights

Data Monetization

- ***Mission critical supplier to sportsbetting operators***
- Provides exclusive, official data to sportsbetting operators worldwide with risk management and trading solutions
- Provides integrated media and streaming solutions

KPIs

- **$190m** 2021F Revenue
- **28%** Revenue CAGR[1]
- **$35m** 2021F Adj. EBITDA[2]
- **240k+** sporting events covered

Highlights

EGR B2B AWARDS 2020 Winner Betgenius

EGR B2B AWARDS 2020 Winner Betgenius

FT 1000 Europe's Fastest Growing Companies 2020 statista

#1 Sports data rights owner[3]

[1] Projected CAGR for 2018-2022F. See "Disclaimer – Use of Projections". | [2] Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization, litigation and related costs, exceptional items and any share based payment charges. See "Disclaimer-Non-GAAP Financial Measures" and "Disclaimer – Use of Projections". | [3] Based on number of official rights.

genius sports GROUP

12

…that sits at the heart of the sports ecosystem Note: Logos represent select clients and are not exhaustive. Technology services shown are not exhaustive. 1 Relates to the 2020 revenue forecast position. Sports – 11% of Revenue1 Media – 15% of Revenue1 Data & Streaming – 74% of Revenue1 Live stats Competition management Integrity services Fan engagement Coaching tools In-play data / lines Automated trading Player props Streaming Player engagement Ad-tech Technology

# of events covered # of sports covered Sport league services One stop shop betting services Media solutions Streaming solutions One of two players of scale providing full service provision Genius’ official rights and technology strategy differentiate it from competitors Only 2 companies possess the scale and product offering to capture a significant share of the market Source: Genius Sports Group internal analysis Sportradar Stats Perform IMG ARENA

Technology and scale provide high barriers to entry and low churn

Scaled and technologically focused organization

~1,500	~450	~7,000	650+	$110m+
Employees across 6 continents	Employees in technology and trading	Statisticians and agents	Long term partnerships with sports and sportsbooks	Invested in proprietary technology

Technology for Sports

- Scalable technology powering the entire sports data ecosystem
  - Integrity monitoring technology and services
- **Technology exchange for rights means Genius becomes fully embedded and hard to replace**
- 400+ sports partnerships including NBA, NCAA, FIBA, FIFA, and the Premier League

Technology for Betting

- Highly customizable software to manage every aspect of a sportsbook's data and trading offering
  - Outsourced sports wagering at scale
- Analyze risk and manage markets, probabilities and results for 240k+ events per year
- Ad-tech products driving personalized messaging to drive customer acquisition and retention
- 150+ integrations – **fully embedded and hard to replace**

genius sports GROUP
15

What is official data and why does it matter? What is official data? Official data is the feed of live sports statistics that is sanctioned by the sports for collection and distribution Why official data matters It matters to sports – it goes to the very heart of their funding It matters to sportsbooks – only official data gives them the security of the supply they need It matters to regulators – protects consumers It matters to investors – the cost of sports data is built into our model, contributing to our high barriers to entry Use of official data is the inevitable direction of travel in a maturing market

Unique rights strategy with worldwide breadth and depth of coverage Leagues / sports % of events 6% 25% 38% 31% Tier 1 Tier 3 Tier 4 Tier 2 Genius strategy Rights cost High Low / contra deals Competitive market Selective rights acquisitions Long term rights agreements in exchange for software and de minimis rights fees Having access to a long tail of events is vital for sportsbooks operators Football

Acquisition of official rights Successful execution of official data strategy proves concept Events covered Monetization of official rights 1 2

Technology Overview

Leading Proprietary Technology with Proven Excellence Genius Sports has been at the forefront of the sports betting and digital sports media technology industries for the past 20 years Genius has deep technical integrations and commercial relationships with the world’s largest sportsbook operators Its betting technology offering is built upon high quality live data; an industry leader for in-game betting markets and personalized streaming and fan/bettor content experiences ~2m betting market updates delivered per hour at peak load 99.8% average product up-time 24/7 global support 240k+ events offered in 2020 2400+ hours of live content streamed in December 2020 236% growth in annual advert impressions in 2020 100+ customer support team 400+ leagues and federations 40+ new integrations for streaming consumers added in 2020 9.1m InPIay games delivered in 2020

Unique Product Ecosystem

Sector Synergies

Network Effect

Proven Scale: Automated Trading Sportsbook Integrations In-Play Fixtures Offered Managed In-Play Games

Proven Scale: Ad-tech Monthly Impressions Monthly Impressions - Trend

Looking Forward

Business Models & Creating Customer Value

Sports Technology & Services – Business Model Genius supplies technology and services that enable sports leagues to collect, analyze and monetize their data Genius “contra model” used in most tier 2 to 4 relationships Long term data / streaming rights deals (typically 3-5 years) secured in exchange for embedded technology Some arrangements also provide a money flow to sports where appropriate Exceptions to this rule typically exist with Tier 1 sports where Genius is paid for software supply and more typically pays data / streaming rights fees Historically low churn of sports relationships

Betting Technology, Content & Services – Business Model Guaranteed revenues Fixed minimum guaranteed payments, which may include escalators over the contract term Typically 3-5 year commitments with historically low churn All Genius agreements include growth levers that enable us to grow as our customers and the market grows Growth through increased GGR Growth through customers expanding into new markets Growth through customers using more events / sports Growth through official data strategy No customers have access to all Genius services for their contractual minimums. 1. In-stadia data provides second-by-second updates via simple interface 2. Live data is transformed into real-time odds which are controlled and adjusted by sportsbooks 3. Sportsbooks offer their players a fast, accurate and engaging in-game experience Genius supplies the technology, content and services that powers global sportsbooks under long-term contracts

Media Technology, Content & Services Genius provides services that enable its partners to acquire, retain and engage with their customers in a cost-effective manner Partners spend their marketing dollar with us as we outperform what they can achieve themselves Historically short-term campaign-based revenues but rapidly evolving to long term commitments Low customer churn Rapid growth comes from highly competitive newly regulating markets – e.g. U.S. Publishers and sports work with Genius as we better understand and can better monetize their audience with respect to sports betting Increasing traction with non-sportsbook sports brands

More than 400 sports league partners, including global and regional leagues for nearly every sport More 100 media and advertizing customers worldwide, including gaming operators, media publishers, and sports leagues and teams Deep Relationships with a Broad Spectrum of Partners Relationships with the majority of sportsbook operators globally, comprising 300 customers

Case Study: Sky Betting & Gaming (Flutter) Product Area: Betting Technology, Content and Services Proven track record: Sky Betting & Gaming (Flutter) The Challenge Sky Bet is one of the U.K.’s largest online sportsbooks. In order to grow market share Sky Bet needed to be able to differentiate on price and ensure it became the go-to brand for in-game betting on soccer – the U.K.’s most valuable product segment. The Solution Since 2014, Genius has: Ensured maximum profits with minimum resources Allowed Sky Bet to retain control over the end-product, namely the sports content and pricing strategy, to ensure it was appealing to its target recreational betting audience at all times Increased the volume of official data provided to Sky Bet, allowing Sky Bet to create a faster, more reliable and uninterrupted in-game offering Provided Sky Bet with its entire official U.K. soccer data portfolio, including the English Football League of which they are the sponsor Number of Events Sportsbook Handles CAGR 17.7% CAGR 21.7%

Case Study: SBTech (DraftKings B2B)

Product Area: Betting Technology, Content and Services

Proven track record: SBTech (DraftKings B2B)

The Challenge

Prior to its merger into the DraftKings business, SBTech was a standalone supplier of turnkey sports betting and iGaming platform services.

In order to fulfill the requirements of its customers – including many regulated operators of scale trying to grow betting market share – it needed to upgrade its in-game oddsmaking and the product it was using to create live odds across thousands of games a month.

The Solution

Since May 2019, Genius has:

- Supplied fast, accurate and reliable feeds direct from in-stadia
- This content powers the in-game trading for SBTech's global customer base
- Provided content that includes all U.K. soccer competitions including EPL, along with global soccer, basketball and volleyball competitions
- Powered the majority of DraftKings B2B's in-game GGR and helped it grow considerably

DraftKings

SBTech we know sports

Driven significant in play GGR growth across 50+ partners

Oregon Lottery Scoreboard

Svenska Spel

Veikkaus

Virgin Bet

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Case Study: Football DataCo Product Area: Sports Technology and Services Proven track record: English Premier League The Challenge Football DataCo is responsible for maximizing the value of live data from UK football including the English Premier League (EPL), English Football Championship and Scottish Premiership. As the most popular betting competition in the world, EPL wanted to ensure a greater return from wagering on its games. The Solution Since May 2019, Genius Sports has: Refined its already robust in-game data collection tools, including the addition of Video Assisted Referee risk and alert messaging Built a team of data collectors and established an operational infrastructure to manage operations and data distribution. Ensured all of the world’s largest sportsbooks are now benefiting directly from its live and official data feeds of UK football data Launched an unprecedented rights enforcement program to remove unauthorized data collectors from collecting live statistics in-stadia 450+ Unauthorized data collectors removed from UK football 80+ World leading sportsbooks using FDC’s official data feed

Case Study: NCAA

Product Area: Sports Technology and Services

Proven track record: NCAA

The Challenge

The NCAA wanted to centralize how its 1,100 member Schools and Conferences captured, managed and distributed live data and statistics.

Other solutions in use across collegiate sport had grown dated and were unable to support the growing needs of fans, coaches and other partners for in-depth and split-second statistics.

The Solution

In May 2018, the NCAA formed a ten-year partnership with Genius Sports to build and rollout NCAA LiveStats. a cutting-edge data collection and distribution platform

Already rolled out across Basketball, Volleyball and Soccer with Ice Hockey and Football to follow this year, all Schools and Conferences are benefiting from:

- Significantly reduced workloads
- Improved data collection
- Best-in-breed reporting for coaches and partners

Real-time data from NCAA LiveStats was used to enhance Google Cloud's predictive analytics during March Madness


Villanova
74
00:00
60
Creighton
Villanova
NCAA
LIVESTATS
BY GENIUS SPORTS

50k+	85%+	~3k
Games scored by NCAA LiveStats	DI Basketball using NCAA LiveStats at every game	Teams across 3 sports using NCAA LiveStats

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Case Study: Vancouver Canucks Product Area: Media Technology, Content and Services Proven track record: Vancouver Canucks The Challenge The Vancouver Canucks are an NHL team that plays their home games at Rogers Arena, which has an official capacity of 18,910. Wanting to boost revenue from ticket sales, the team turned to Genius to run its digital ticketing campaigns. The Solution Genius: Maximized conversions and reduced its cost per acquisition by helping Canucks reach their fans with contextual ad creative relating to specific games and special offers on ticket prices Utilized a highly targeted method of aligning games with zip codes and web browsing history, powered by Genius’ specialist programmatic trading team and creative ad server Bought online ad space in real-time, when high-value traffic is high via their proprietary automated technology Created live data integration with highly relevant messages for fans based on what’s happening in the sporting calendar and their past behaviour 20% Increase in click-through-rates compared to previous campaigns 875% Return on investment across entire campaign 62% Decrease in cost-per-acquisition rates compared to previous campaigns

Financial Overview

Uniquely positioned in a fast-growing market Global sportsbetting market, 2020F – 2025F (GGR in $bn) Source: H2 Gambling Capital | Note: “GGR” stands for gross gaming revenue. 11% CAGR 13% CAGR 12% CAGR 31% CAGR The sportsbetting market is experiencing fast worldwide growth Genius’ unique positioning means that it is not reliant on one market – accelerating growth and de-risking revenues

Well positioned to capture the US market Business model perfect for highly competitive market 2 Strong partnerships with high profile leagues 1 Data driven marketing products for player acquisition Ideally suited to capture expected significant sportsbook marketing spend Genius already establishing itself as leader in this market Revenue share model and B2B relationships provide upside 3 / / Live Application submitted IN WV CO IL OR AR NJ MS PA NY Proactive US state license strategy 4 Out of a possible 20 states, Genius is live in 11, has submitted applications for 2, and has begun the pre-application process for the remaining 7 MI VA TN

Multiple levers for growth

Increase number of official rights | Increase liberalization | Increase number of partners | Increase share of wallet

	2020F rev.	Opportunity	Potential
Data	73%	• Newly regulated sportsbetting markets • Data and odds market under-monetized • Sportsbooks' back office inefficiencies • Further migration to official data	• US, LATAM and Asia • Online casino providers @ 10-12% of net gaming revenue • Automated liability and risk management solutions
Media	15%	• Player acquisition in newly regulated markets • Emerging US market has limited expertise	• Genius' live data, audience and proprietary ad-tech • Genius can leverage its experience for multiplier effect
Streaming	1%	• Large and growing streaming market barely tapped	• 20+ sportsbook streaming integrations in >12 months

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Significant progress made on key drivers of growth since Oct ‘20 Expanding data and technology services to customers Media and adtech contract wins Accelerating official rights strategy Streaming integrations Executing tuck-in M&A Provides highest quality sports data available, enabling Genius to enhance its customer propositions across data, streaming and media Continued US growth Genius is live in 11 US states, with Michigan and Virginia added since October 2020

Business model set up for growth Guaranteed revenues from sportsbooks Fixed minimum guaranteed payments, which may include escalators over the contract term Typically 3-5 year commitments with historically low churn Upside levers from sportsbooks All Genius agreements include growth levers that enable us to grow as our customers and the market grows Growth through increased GGR Growth through customers expanding into new markets Growth through customers using more events / sports Growth through official data strategy No customers have access to all Genius services for their contractual minimums Genius provides a broad portfolio of events to sportsbooks under a mix of contractually guaranteed revenue and growth upside

Strong, consistent growth in the past 5 years… Group Revenue +~250% Revenue Breakdown2 Note: The following GBP USD exchange rates have been used: 2018: 1:1.28; 2019: 1:1.33; 2020: 1:1.30 1 Assumes the combination of predecessor and successor revenue for these purposes. This is not a substitute for pro forma financial statements – to be determined. 2 Relates to the 2020 revenue forecast position. 3 Represents revenue related to contractual minimum guarantees. 3 Note: Reflects performance despite sporting events cancelled due to COVID-19 1

… with a clear path to forward growth and profitability

Group Revenue



CAGR +28%
$88m
$115m
$145m
$190m
$238m
2018 1
2019
2020F
2021F
2022F

~60% of revenue from contractual minimum guarantees

Group Adjusted EBITDA[2,3]



n.m.
n.m.
10%
18%
29%
$ 0m
($6m)
$ 14m
$ 35m
$ 68m
2018 1
2019
2020F
2021F
2022F

Path to 40% Adj. EBITDA margin at scale

Adj. EBITDA Margin[4]

Note: The following GBP USD exchange rates have been used: 2018: 1:1.28; 2019: 1:1.33; 2020: 1:1.30, 2021: 1:1.30, 2022: 1:1.30
[1] The 2018 Adjusted EBTIDA figure is calculated as the combination of the Adjusted EBITDA for the predecessor and successor 2018 periods, and has not been prepared in accordance with the requirements in Article 11 of Regulation S-X regarding pro forma financial information. A reconciliation to US GAAP net loss for both the predecessor and successor 2018 periods is included in the appendix to this presentation. | [2] Adjusted EBITDA, is a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius' revenue-generating operations. | [3] 2021 and 2022 Adjusted EBITDA positions exclude additional US listing and domicility costs, or any investments made (to be determined).
[4] Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Revenue. See "Disclaimer-Non-GAAP Financial Measures".

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Good visibility into future revenue growth

2020F – 2022F Revenue Bridge ($m)



$ms
240
220
200
180
160
140
120
100
$145m
$238m
A
B
C
D
E
FY20F
Market Liberalization
Increase in Utilization
Price Escalators & Share of Wallet
Media & Advertising
Sports Leagues
FY22F

- **A** *Genius' participation in the growth of new and existing customers driven by further liberalization of sportsbetting markets globally*
- **B** *Increased customer utilization of events under official rights*
- **C** *Contractual price escalators and incremental revenue from additional services provided to sportsbooks, including streaming and risk management*
- **D** *Additional revenue from media, marketing and advertising agreements*
- **E** *Additional revenue from sports leagues and federation partners*

Note: Forward looking information based on management estimates

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Business model leads to high operating leverage

% of Revenues[1]	Cost description	Operating leverage	Commentary	Long Term Target
28% Direct costs	• Data production and trading costs • Media direct costs • Hosting costs • Customer services • Included in cost of revenue		• Range of variable and fixed costs • Expected data production, trading and hosting costs growth well below expected revenue growth	18-20%

27% Rights costs	• Mix of cash and contra deal costs (software in kind)
	• Included in cost of revenue
			• Growth unrelated to company growth
			  • Expect Tier 1 rights to continue to grow
			  • Expect contra deal software costs to show limited growth
				20-22%

21% Net staff costs	• Mostly payroll costs • Limited variable costs (bonus and sales commissions)		• Expect limited growth - business right sized for growth expectations	10-14%
14% SG&A	• Miscellaneous costs (rent, legal, travel, software licences, etc.)		• Expect limited growth - business right sized for growth expectations	7-9%
10% EBITDA				**~40%**

[1] Also included in cost of revenue is amortization of acquired intangible assets (data rights, technology) and capitalized software.

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Additional growth opportunities outside the plan Target multiple sports that need financing or revenues via innovative investment models Accelerated rights strategy Tech & content M&A Media M&A Acquire emerging tech companies to deepen reach into key sports Acquire large scale, highly synergistic businesses Acquire digital media businesses with significant sports-related audience to create significant monetization opportunities Leverage access to highly relevant consumer demographic in emerging sportsbetting markets

Genius' long-term opportunity

$60bn GGR
global sports betting market

↓

Virtually all
sportsbooks powered by Genius

↓

40%
market share of events powered by Genius

↓

5%
share of sportsbooks' GGR (from Genius events)

↓

40%
long-term Adj. EBITDA margin[1]



Revenue
Adjusted EBITDA²
$ 0.9bn
$ 0.4bn
$ 1.2bn
$ 0.5bn
$ 1.5bn
$ 0.6bn
30%
40%
50%

Source: H2 Gambling Capital | Note: See "Disclaimer-Use of Projections".
[1] Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Revenue. See "Disclaimer-Non-GAAP Financial Measures".
[2] Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization, exceptional items and any share based payment charges. For a reconciliation of Adjusted EBITDA to operating profit, see Appendix. See "Disclaimer-Non-GAAP Financial Measures".

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Questions?

Appendix

Reconciliation to US GAAP USD 000s (Predecessor) Jan 1 – Sep 7, 2018 (Successor) Sep 8 – Dec 31, 2018 2018 2019 Operating profit / (loss) (15,527) (9,761) (25,288) (40,207) Plus / (less): Net, interest expense 2,363 1,744 4,107 6,840 Income tax benefit 104 (1,258) (1,154) (5,366) D&A 10,600 7,271 17,871 28,205 Transaction expenses 5,694 5,694 1,005 Litigation and related costs 23 1,203 1,226 516 Other1 (1,959) (165) (2,124) 2,799 Adjusted EBITDA 1,298 (966) 332 (6,208) Note: 1.33 GBP:USD FX rate utilized in 2018, and 1.28 GBP:USD FX rate utilized in 2019. 1 Includes gain / losses on disposal of assets, gain on sale of equity method investment, gain / losses on foreign currency and other restructuring costs.

Investor Relations Contacts Brandon Bukstel, Investor Relations Manager +1-954-554-7932 Brandon.Bukstel@geniussports.com Tristan Peniston-Bird, The One Nine Three Group for Genius Sports Group +44-7772-031-886 Tristan.Peniston-Bird@The193.com Jacques Cornet, ICR, Inc. for dMY Technology Group, Inc. II +1-646-277-1285 dmy2@icrinc.com